UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of SEPTEMBER, 2008.

                         Commission File Number: 0-30390


                             ROCHESTER RESOURCES LTD
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           ROCHESTER RESOURCES LTD

Date:  September 29, 2008                  /s/ Nick DeMare
      -----------------------------        -------------------------------------
                                           Nick DeMare,
                                           Chairman

                            ROCHESTER RESOURCES LTD.

                        CONSOLIDATED FINANCIAL STATEMENTS
                               FOR THE YEARS ENDED
                              MAY 31, 2008 AND 2007

                                                                 D & H Group LLP
                                                           Chartered Accountants







AUDITORS' REPORT




To the Shareholders of
Rochester Resources Ltd.


We have audited the consolidated balance sheets of Rochester Resources Ltd. as at May 31, 2008 and 2007 and the consolidated statements of loss and comprehensive loss, deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2008 and 2007 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

On September 15, 2008 we reported separately to the shareholders of Rochester Resources Ltd. on consolidated financial statements as at May 31, 2008 and 2007 and for the years ended May 31, 2008, 2007 and 2006 audited in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) which include a reconciliation to United States generally accepted accounting principles.



                                                            /s/ D&H GROUP LLP
Vancouver, B.C.
September 15, 2008, except as to Note 18,
which is as of September 24, 2008                         CHARTERED ACCOUNTANTS




D+H Group LLP Chartered Accountants
10th Floor, 1333 West Broadway   Telephone 604 731 5881  www.DHgroup.ca
Vancouver, British Columbia      Facsimile 604 731 9923  A BC Limited Liaibility
Canada V6H 4C1                   Email: info@dhgroup.ca      Partnership of
                                                               Corporations

      Member of BHD Association with affiliated offices across Canada and internationally

                            ROCHESTER RESOURCES LTD.
                           CONSOLIDATED BALANCE SHEETS
                                  AS AT MAY 31


                                                       2008            2007
                                                         $               $

                                     ASSETS

CURRENT ASSETS

Cash                                                    948,093       1,680,753
Amounts receivable (Note 4)                           1,905,596         269,997
Prepaid expenses and deposits                           198,352          52,580
Inventories (Note 5)                                    873,902         116,706
                                                   ------------    ------------
                                                      3,925,943       2,120,036

IVA TAX RECEIVABLE                                      579,774       1,045,413

MINERAL PROPERTY INTERESTS (Note 6)                  26,204,499      26,240,492

PROPERTY, PLANT AND EQUIPMENT (Note 7)                5,018,199       1,364,623
                                                   ------------    ------------
                                                     35,728,415      30,770,564
                                                   ============    ============

                                   LIABILITIES

CURRENT LIABILITIES

Accounts payable and accrued liabilities              2,200,022         388,386
Current portion of long-term debt (Note 8)            1,115,457         962,910
                                                   ------------    ------------
                                                      3,315,479       1,351,296

LONG-TERM DEBT (NOTE 8)                                 693,429         615,193

ASSET RETIREMENT OBLIGATION (NOTE 17)                   640,006         590,894

FUTURE INCOME TAX LIABILITIES (NOTE 13)               4,098,760       4,300,000
                                                   ------------    ------------
                                                      8,747,674       6,857,383
                                                   ------------    ------------

                              SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 9)                               30,281,745      96,437,468

CONTRIBUTED SURPLUS (Note 11)                         4,207,560       2,891,157

DEFICIT                                              (7,508,564)    (75,415,444)
                                                   ------------    ------------
                                                     26,980,741      23,913,181
                                                   ------------    ------------
                                                     35,728,415      30,770,564
                                                   ============    ============

NATURE OF OPERATIONS AND GOING CONCERN (NOTE 1)

SUBSEQUENT EVENTS (NOTE 18)

APPROVED BY THE BOARD

/s/ ALFREDO PARRA  , Director
------------------
/s/ JOSE SILVA     , Director
------------------


                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                            ROCHESTER RESOURCES LTD.
             CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
                           FOR THE YEARS ENDED MAY 31



                                                       2008            2007
                                                         $               $

REVENUE                                               9,353,785               -

COST OF OPERATIONS                                    7,963,615               -

DEPLETION AND AMORTIZATION                            1,370,051               -
                                                   ------------    ------------
OPERATING INCOME                                         20,119               -
                                                   ------------    ------------
EXPENSES

General and administration                            1,838,900         804,202
Accretion of reclamation obligation (Note 17)            49,112               -
Interest expense on long-term debt                      112,356         187,940
Stock-based compensation (Note 10)                    1,426,615       2,542,500
                                                   ------------    ------------
                                                      3,426,983       3,534,642
                                                   ------------    ------------
LOSS BEFORE OTHER ITEMS                              (3,406,864)     (3,534,642)
                                                   ------------    ------------
OTHER ITEMS

Interest and other income                                38,329          46,622
Foreign exchange gain (loss)                             74,047        (186,041)
                                                   ------------    ------------
                                                        112,376        (139,419)
                                                   ------------    ------------
LOSS BEFORE INCOME TAXES                             (3,294,488)     (3,674,061)

FUTURE INCOME TAX RECOVERY (Note 13)                    201,240               -
                                                   ------------    ------------
NET LOSS AND COMPREHENSIVE LOSS FOR THE YEAR         (3,093,248)     (3,674,061)
                                                   ============    ============


BASIC AND DILUTED LOSS PER SHARE                         $(0.10)         $(0.19)
                                                   ============    ============

WEIGHTED AVERAGE NUMBER OF
   COMMON SHARES OUTSTANDING                         31,462,351      19,859,117
                                                   ============    ============


                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                            ROCHESTER RESOURCES LTD.
                       CONSOLIDATED STATEMENTS OF DEFICIT
                           FOR THE YEARS ENDED MAY 31



                                                       2008            2007
                                                         $               $

DEFICIT - BEGINNING OF YEAR                         (75,415,444)    (71,741,383)

ELIMINATION OF DEFICIT (Note 9(a))                   71,000,128               -
                                                   ------------    ------------
                                                     (4,415,316)    (71,741,383)
NET LOSS AND COMPREHENSIVE LOSS FOR THE YEAR         (3,093,248)     (3,674,061)
                                                   ------------    ------------
DEFICIT - END OF YEAR                                (7,508,564)    (75,415,444)
                                                   ============    ============











                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                            ROCHESTER RESOURCES LTD.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                           FOR THE YEARS ENDED MAY 31



                                                       2008            2007
                                                         $               $
CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Net loss for the year                                (3,093,248)     (3,674,061)

Adjustment for items not involving cash
   Accretion                                             49,112          20,212
   Depletion and amortization                         1,370,051           1,428
   Stock-based compensation                           1,426,615       2,542,500
   Interest expense                                       4,153          12,038
   Foreign exchange                                       1,617               -
   Future income tax recovery                          (201,240)              -
                                                   ------------    ------------
                                                       (442,940)     (1,097,883)
Increase in amounts receivable                         (695,364)       (189,552)
Increase in prepaid expenses and deposits              (145,772)        (39,755)
Increase in inventories                                (757,196)       (116,706)
Increase in IVA tax receivable                         (474,596)     (1,045,413)
Increase (decrease) in accounts payable
   and accrued liabilities                            1,936,827        (161,903)
                                                   ------------    ------------
                                                       (579,041)     (2,651,212)
                                                   ------------    ------------
FINANCING ACTIVITIES

Issuance of common shares                             4,855,414      10,066,170
Share issue costs                                      (121,221)       (278,537)
Payment of long-term debt                            (1,007,816)       (619,285)
Advances received                                             -         550,000
Repayment of advances                                         -        (550,000)
                                                   ------------    ------------
                                                      3,726,377       9,168,348
                                                   ------------    ------------
INVESTING ACTIVITIES

Additions to mineral property interests              (1,312,617)     (7,254,078)
Additions to property, plant and equipment           (2,567,379)     (1,280,983)
Other assets                                                  -          37,040
Cash assumed on acquisition of ALB                            -           3,962
                                                   ------------    ------------
                                                     (3,879,996)     (8,494,059)
                                                   ------------    ------------
DECREASE IN CASH FOR THE YEAR                          (732,660)     (1,976,923)

CASH - BEGINNING OF YEAR                              1,680,753       3,657,676
                                                   ------------    ------------
CASH - END OF YEAR                                      948,093       1,680,753
                                                   ============    ============

SUPPLEMENTAL CASH FLOW INFORMATION - Note 16


                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                            ROCHESTER RESOURCES LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2008 AND 2007



1.       NATURE OF OPERATIONS AND GOING CONCERN

         Rochester Resources Ltd. (the "Company") is engaged in gold and silver mining and the exploration and development of its mineral property interests in Mexico. Construction of the cyanidation processing plant and related infrastructure at the Mina Real Property was completed at the end of December 2006 and commissioning of the mill commenced in January 2007. Effective June 1, 2007 the Mina Real Property was determined by management to have achieved commercial production.

         The amounts shown as mineral property interests represent net costs to date, less amounts amortized and do not necessarily represent present or future values. The recoverability of these amounts and any additional amounts required to place these properties into commercial production are dependent upon certain factors. These factors include the existence of ore deposits sufficient for commercial production and the Company's ability to obtain the required additional financing necessary to develop its mineral property interests.

         During fiscal 2008 the Company incurred a net loss of $3,093,248 and as at May 31, 2008 the Company had working capital of $610,464. The Company is continuing in its efforts to generate sufficient cash from its operations or raise funds to meet its ongoing liabilities as they fall due. There can be no assurance that the Company will be successful in its efforts, in which case the Company may be unable to meet its obligations. Should the Company be unable to realize on its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded on the balance sheet. These consolidated financial statements do not include any adjustments to the amount and classification of recorded assets and liabilities that night be necessary should the Company be unable to meet its obligations or continue operations.

         Subsequent to May 31, 2008 the Company completed an equity financing of $1,000,350 and received US $910,000 on account of a US $940,000 convertible debenture financing. See Note 18.


2.       SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF PRESENTATION

         These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles
         ("Canadian GAAP") and include the accounts of the Company, its wholly-owned subsidiaries ALB Holdings Ltd. ("ALB"), Mina Real Mexico S.A. de C.V. ("Mina Real") and Compania Minera Santa Fe S.A. de C.V. ("Compania Minera"). Inter-company balances and transactions are eliminated on consolidation.

         USE OF ESTIMATES

         The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the period. Actual results may differ from those estimates. Significant areas requiring the use of management estimates relate to the determination of asset retirement obligations, stock-based compensation and depletion and amortization. The financial statements have, in management's opinion, been properly prepared using careful judgement within the framework of the significant accounting policies summarized in this note.

                            ROCHESTER RESOURCES LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2008 AND 2007



2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         CASH AND CASH EQUIVALENTS

         Cash and cash equivalents consists of cash and money market instruments with terms to maturity not exceeding 90 days at date of acquisition. The Company is not exposed to significant credit or interest rate risk although cash and cash equivalents are held in excess of federally incurred limits with major financial institutions.

         INVENTORIES

         Finished product and ore in process is valued at the lower of cost and net realizable value. Cost is determined as the average production cost of saleable gold and silver. Materials and supplies are valued at the lower of cost and replacement cost.

         PROPERTY, PLANT AND EQUIPMENT

         Property, plant and equipment are recorded at cost less accumulated depreciation. These assets are depreciated using the straight-line method at the following rates:

                   Motor vehicles                              25%
                   Office equipment, furniture and fixtures    10%
                   Plant and equipment                         10%
                   Buildings                                    5%

         Capital works in progress costs are not depreciated until the related asset is complete, ready for use and utilized in commercial production.

         MINERAL PROPERTY INTERESTS

         Mineral property interests costs and exploration, development and field support costs directly relating to mineral property interests are deferred until the interests to which they relate is placed into production, sold or abandoned. The deferred costs will be amortized over the life of the orebody following commencement of commercial production or written off if the mineral interest is sold or abandoned. Administration costs and other exploration costs that do not relate to any specific mineral interest are expensed as incurred.

         On a periodic basis, management reviews the carrying values of deferred mineral interest acquisition and exploration expenditures with a view to assessing whether there has been any impairment in value. Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants. When it is determined that a project or interest will be abandoned or its carrying value has been impaired, a provision is made for any expected loss on the project or interest.

         Although the Company has taken steps to verify title to the mineral interests, according to the usual industry standards for the stage of exploration of such mineral interests, these procedures do not guarantee the Company's title. Such mineral interests may be subject to prior agreements or transfers and title may be affected by undetected defects.

                            ROCHESTER RESOURCES LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2008 AND 2007



2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         ASSET RETIREMENT OBLIGATIONS

         Future obligations to retire an asset, including dismantling, remediation and ongoing treatment and monitoring of the site, are recognized and recorded as a liability at fair value as at the time in which they are incurred or the event occurs giving rise to such an obligation. The liability is increased (accreted) over time through periodic charges to earnings. The corresponding asset retirement cost is capitalized as part of the asset's carrying value, and is amortized over the asset's estimated useful life. The amount of the liability will be subject to re-measurement at each reporting period.

         Where possible, the Company has estimated asset retirement obligations based on current best practice. These estimates are subject to change as a result of changes in regulations, the extent of environmental remediation required, the means of reclamation, or cost estimates. Changes in estimates are accounted for prospectively from the period the estimate is revised.

         IMPAIRMENT OF LONG-LIVED ASSETS

         Long-lived assets are assessed for impairment when events and circumstances warrant. The carrying value of a long-lived asset is impaired when the carrying amount exceeds the estimated undiscounted net cash flow from use and fair value. In that event, the amount by which the carrying value of an impaired long-lived asset exceeds its fair value is charged to earnings.

         REVENUE RECOGNITION

         The Company recognizes revenue from the sale of gold and silver at the time the concentrate is delivered to the independent refiner. Final sales proceeds are received when the concentrate is smelted and the precise content of recovered gold and silver is known. The final settlement amount is included in revenues and in amounts receivable.

         STOCK-BASED COMPENSATION

         Stock-based compensation is accounted for at fair value as determined by the Black-Scholes option pricing model using amounts that are believed to approximate the volatility of the trading price of the Company's stock, the expected lives of awards of stock-based compensation, the fair value of the Company's stock and the risk-free interest rate. The estimated fair value of awards of stock-based compensation are charged to expense as awards vest, with offsetting amounts recognized as contributed surplus. If and when the stock options are exercised the applicable amounts of contributed surplus are transferred to share capital.

         TRANSLATION OF FOREIGN CURRENCIES

         As the Company's foreign subsidiaries have been dependent on funding from their parent, the operations are considered to be integrated. As a result, the temporal method of translating the accounts of the foreign subsidiaries have been adopted. Under this method, the Company translates monetary items at the rate of exchange in effect at the balance sheet date. Non-monetary items are translated at average rates in effect during the period in which they were earned or incurred. Revenues and expenses are translated at average rates in effect during the period except for depreciation and amortization which are translated at historical rates. Gains and losses resulting from the fluctuation of foreign exchange rates have been included in the determination of income.

                            ROCHESTER RESOURCES LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2008 AND 2007



2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         FUTURE INCOME TAXES

         Future income tax assets and liabilities are recognized for the estimated income tax consequences attributable to differences between the amounts reported in the consolidated financial statements and their respective tax bases, using substantially enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized.

         LOSS PER SHARE

         The loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the year. The diluted loss per share reflects the potential dilution of common share equivalents, such as outstanding stock options and warrants, in the weighted average number of common shares outstanding during the year, if dilutive. For these purposes the treasury stock method is used for the assumed proceeds upon the exercise of stock options and warrants that are used to purchase common shares at the average market price during the year. During fiscal 2008 and 2007 all of the outstanding options and warrants were anti-dilutive.

         FINANCIAL INSTRUMENTS

         Effective June 1, 2007 the Company adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1530, Comprehensive Income, Section 3251, Equity, Section 3855, Financial Instruments -
         Recognition and Measurement and Section 3861, Financial Instruments - Disclosure and Presentation and Section 3865, Hedges. These sections apply to fiscal years beginning on or after October 1, 2006 and provide standards for recognition, measurement, disclosure and presentation of financial assets, financial liabilities and non-financial derivatives, and describe when and how hedge accounting may be applied. Section 1530 provides standards for the reporting and presentation of comprehensive income, which is defined as the change in equity, from transactions and other events and circumstances from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net income calculated in accordance with generally accepted accounting principles. A statement of comprehensive income has not been presented as no components of comprehensive income have been identified and therefore have not affected the current or comparative period balances on the financial statements. Under these new standards, all financial instruments are classified into one of the following five categories: held for trading, held-to-maturity investments, loans and receivables, available for sale assets or other financial liabilities. All financial instruments, including derivatives, are included on the balance sheet and are measured at fair market value upon inception with the exception of certain related party transactions. Subsequent measurement and recognition of change in the fair value of financial instruments depends on their initial classification. Held-for-trading financial investments are measured at fair value and all gains and losses are included in operations in the period in which they arise. Available-for-sale financial instruments are measured at fair value with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet. Loans and receivables, investments held to maturity and other financial liabilities are measured at amortized cost using the effective interest method. Gains and losses upon inception, derecognition, impairment write downs and foreign exchange translation adjustments are recognized immediately. Transaction costs related to financings will be expensed in the period incurred.

                            ROCHESTER RESOURCES LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2008 AND 2007



2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         Upon adoption of this new standard the Company has designated its cash as held-for-trading, which are measured at fair value. Amounts receivable are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost.

         COMPARATIVE FIGURES

         Certain of the comparative figures have been reclassified to conform with the presentation as at and for the year ended May 31, 2008.

         NEW ACCOUNTING PRONOUNCEMENTS

         ASSESSING GOING CONCERN

         The Accounting Standards Board ("AcSB") amended CICA Handbook Section 1400, to include requirements for management to assess and disclose an entity's ability to continue as a going concern. This section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.

         FINANCIAL INSTRUMENTS

         The AcSB issued CICA Handbook Section 3862, Financial Instruments - Disclosures, which requires entities to provide disclosures in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity's financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks. The principles in this section complement the principles for recognizing, measuring and presenting financial assets and financial liabilities in Section 3855, Financial Instruments - Recognition and Measurement, Section 3863, Financial Instruments - Presentation, and
         Section 3865, Hedges. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.

         The AcSB issued CICA Handbook Section 3863, Financial Instruments - Presentation, which is to enhance financial statement users' understanding of the significance of financial instruments to an entity's financial position, performance and cash flows. This section establishes standards for presentation of financial instruments and nonfinancial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.

         CAPITAL DISCLOSURES

         The AcSB issued CICA Handbook Section 1535, which establishes standards for disclosing information about an entity's capital and how it is managed. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.

         GOODWILL

         In February 2008, the AcSB issued CICA Handbook Section 3064, Goodwill and Intangible Assets, which replaces Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs.
         Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of

                            ROCHESTER RESOURCES LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2008 AND 2007



2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         goodwill subsequent to its initial recognition and the recognition, measurement and presentation of intangible assets. Standards concerning goodwill are unchanged from the standards included in the previous
         Section 3062. This section is effective for the Company on June 1, 2009.

         The Company is currently assessing the impact of the above new accounting standards on the Company's financial position and results of operations.

         INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")

         In 2006, the AcSB published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011, will require the restatement for comparative purposes of amounts reported by the Company for the year ended May 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.


3.       ACQUISITION

         On December 1, 2006 (the "Effective Date") the Company completed the acquisition of 100% of the issued and outstanding capital of ALB in exchange for the issuance of 10,500,000 common shares of the Company, at a fair value of $10,500,000. ALB's sole asset is its 49% equity interest in the Mina Real Property and the only liability of ALB is an underlying obligation of US $1,925,000 (see Note 8) and a 1% net smelter return royalty on the Mina Real Property. In addition, as a result of differences in the book value and tax value of the mineral property interest acquired, the Company has recorded a future income tax liability of $4,300,000 with a corresponding amount capitalized to mineral property interests.

         The acquisition of ALB was accounted for by the purchase method as summarized below and the results of operations were recorded from the Effective Date. The assets and liabilities of ALB have been recorded at their fair values, as follows:
                                                                         $

         Cash                                                             3,962
         Amounts receivable                                                 423
         Mineral property interests                                  16,963,276
         Equipment                                                       29,727
         Long-term debt assumed                                      (2,197,388)
         Future income tax liabilities                               (4,300,000)
                                                                   ------------
         Net assets acquired                                         10,500,000
                                                                   ============

                            ROCHESTER RESOURCES LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2008 AND 2007



4.       AMOUNTS RECEIVABLE
                                                       2008            2007
                                                         $               $

         Production receivable                          785,227         190,812
         IVA tax receivable                             940,235               -
         Other receivables                              180,134          79,185
                                                   ------------    ------------
                                                      1,905,596         269,997
                                                   ============    ============


5.       INVENTORIES

                                                       2008            2007
                                                         $               $

         Ore in process                                 344,714               -
         Mine stores, supplies and other                529,188         116,706
                                                   ------------    ------------
                                                        873,902         116,706
                                                   ============    ============


6.       MINERAL PROPERTY INTERESTS
                                                       2008            2007
                                                         $               $
         PRODUCING

         MINA REAL PROPERTY
         Acquisition and other                       18,458,507      18,458,507
         Deferred exploration and development costs   7,747,799       7,747,799
         Accumulated depletion                      (1,571,159)               -
                                                   ------------    ------------
                                                     24,635,147      26,206,306
                                                   ------------    ------------
         NON-PRODUCING

         MINA REAL PROPERTY
         Deferred exploration and development costs   1,089,452               -
         SANTA FE PROPERTY
         Acquisition and other                          223,229          34,186
         Deferred exploration                           256,671               -
                                                   ------------    ------------
                                                      1,569,352          34,186
                                                   ------------    ------------
                                                     26,204,499      26,240,492
                                                   ============    ============

         (a)      Mina Real Property

                  In January 2006 the Company entered into an option agreement with ALB Holdings Ltd. ("ALB") to acquire up to a 51% interest in the Mina Real Property located in Tepic, Mexico. The Mina Real Property comprises of six concessions covering approximately 7,358 hectares. Under the agreement the Company made an option payment of US $110,000 and issued 250,000 common shares, at a fair value of $337,500. The Company could then earn its interests, as follows:

                  (i)      an initial  20%  interest  on funding  the initial US
                           $750,000;
                  (ii) a further 20% interest on funding a further US $750,000; and

                            ROCHESTER RESOURCES LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2008 AND 2007



6.       MINERAL PROPERTY INTERESTS (continued)

                  (iii) a further 11% interest on payment of US $900,000, at the minimum rate of US $75,000 per month, commencing July 1, 2006, with each payment vesting at 0.9166% interest.

                  On October 20, 2006 the Company and ALB completed negotiations and ALB agreed to waive the requirement for any further payments and the Company was deemed to have fully earned its 51% interest in the Mina Real Property. On December 1, 2006 the Company acquired the remaining 49% interest in the Mina Real Property through the acquisition of ALB through the issuance of 10,500,000 common shares of the Company, as described in Note 3.

         (b)      Santa Fe Property

                  On March 12, 2007 the Company entered into an option agreement to acquire a 70% interest in the Santa Fe Property located in Tepic, Mexico near the Mina Real Property. The agreement comprises one concession covering approximately 3,823 hectares. Under the terms of the agreement, the Company has agreed to implement a program of exploration to determine if the Santa Fe Property can be economically exploited. In addition, if the exploration work is successful, the Company has agreed to provide the necessary capital to construct a processing plant capable of processing a minimum of 200 tonnes per day. The Company will pay a monthly fee of US $10,000 while it is conducting exploration and development on the Santa Fe Property.

                  The Company has also staked an additional two concessions covering approximately 13,164 hectares adjacent to the Santa Fe Property.


7.       PROPERTY, PLANT AND EQUIPMENT
                                   --------------------------------------------
                                                       2008
                                   --------------------------------------------
                                                    ACCUMULATED      NET BOOK
                                       COST        AMORTIZATION        VALUE
                                         $               $               $

         Motor vehicles                 246,272          33,797         212,475
         Office equipment                39,175           3,747          35,428
         Mill and mine equipment      1,985,038         121,881       1,863,157
         Buildings                      791,023          17,537         773,486
         Land                         2,133,653               -       2,133,653
                                   ------------    ------------    ------------
                                      5,195,161         176,962       5,018,199
                                   ============    ============    ============

                                   --------------------------------------------
                                                      2007
                                   ---------------------------------------------
                                                    ACCUMULATED      NET BOOK
                                       COST        AMORTIZATION        VALUE
                                         $               $               $

         Motor vehicles                  69,907           6,928          62,979
         Office equipment                16,060             402          15,658
         Mill and mine equipment        883,184          22,079         861,105
         Buildings                      118,495           2,962         115,533
         Land                           309,348               -         309,348
                                   ------------    ------------    ------------
                                      1,396,994          32,371       1,364,623
                                   ============    ============    ============

         See also Note 8.

                            ROCHESTER RESOURCES LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2008 AND 2007



8.       LONG-TERM DEBT
                                                       2008            2007
                                                         $               $

         Amount due to Huajicari -
            US $575,000 (2007 - US $1,475,000) (a)      571,665       1,578,103
         Amounts due on land and surface rights
            purchases (b)                             1,237,221               -
                                                   ------------    ------------
                                                      1,808,886       1,578,103

         Less:  Current portion                      (1,115,457)       (962,910)
                                                   ------------    ------------
                                                        693,429         615,193
                                                   ============    ============

         Estimated principal payments for the remaining years are as follows:

                                    YEAR                 $

                                    2009              1,115,457
                                    2010                543,792
                                    2011                149,637
                                                   ------------
                                                      1,808,886
                                                   ============

         (a) The amount due to Compania Minera Huajicari ("Huajicari") is unsecured and carries interest at a rate of 10% per annum, with repayment on a monthly basis of US $75,000 plus accrued interest.
                   As at May 31, 2008  accrued  interest of $4,153 was  recorded and has been included in accounts payable and accrued liabilities.

         (b) The Company has acquired land and surface rights to enable access to the development of the Mina Real Property. The Company has agreed to make monthly principal payments of $45,316 plus interest, calculated at a simple rate of 7.2% per annum.

                  During fiscal 2008, the Company capitalized interest totalling $13,314.

                            ROCHESTER RESOURCES LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2008 AND 2007



9.       SHARE CAPITAL

         Authorized:  Unlimited common shares without par value


         Issued:                                               2008                            2007
                                                   ----------------------------    ----------------------------
                                                      SHARES          AMOUNT          SHARES          AMOUNT
                                                                         $                               $

         Balance, beginning of year                  29,665,438      96,437,468      11,237,735      75,890,208
         Reduction of capital                                 -     (71,000,128)              -               -
                                                   ------------    ------------    ------------    ------------
                                                     29,665,438      25,437,340      11,237,735      75,890,208
                                                   ------------    ------------    ------------    ------------
         Issued during the year
         For cash
            Private placements                        2,000,000       4,000,000       4,600,456       6,575,524
            Exercise of warrants                        532,510         509,374       2,864,247       3,188,286
            Exercise of options                         383,000         346,040         463,000         302,360
         For corporate finance fee                      125,000         250,000               -               -
         For commission                                126,113          252,226               -               -
         Reallocation from contributed surplus
            relating to the exercise of options               -         256,322               -         226,662
         Reallocation from contributed surplus
            relating to the exercise of agent's
               option and warrants                            -          33,035               -          32,965
         For acquisition of ALB (Note 3)                      -               -      10,500,000      10,500,000
                                                   ------------    ------------    ------------    ------------
                                                      3,166,623       5,646,997      18,427,703      20,825,797
         Less:  share issue costs                             -        (802,592)              -        (278,537)
                                                   ------------    ------------    ------------    ------------
                                                      3,166,623       4,844,405      18,427,703      20,547,260
                                                   ------------    ------------    ------------    ------------
         Balance, end of year                        32,832,061      30,281,745      29,665,438      96,437,468
                                                   ============    ============    ============    ============

         (a) On November 20, 2007 the shareholders of the Company passed a special resolution to reduce the Company's capital by $71,000,128, being an amount equal to the deficit of the Company at May 31, 2005. This deficit arose as a result of prior unsuccessful business activities previously carried out by the Company under the direction of its former management and board. The reduction of capital resulted in a corresponding elimination of $71,000,128 of the deficit.

         (b) During fiscal 2008 the Company completed a private placement of 2,000,000 units at $2.00 per unit for gross proceeds of $4,000,000. Each unit comprises one common share and one-half share purchase warrant. One full warrant entitles the holder to purchase an additional common share at an exercise price of $2.25 per share for a period of 18 months. The Company paid Canaccord Capital Corp. (the "Agent") a cash commission of $40,274 and issued 126,113 units (the "Agent's Units"), at a fair value of $252,226. Each Agent's Unit comprises one common share and one-half share purchase warrant, with the same exercise terms as the purchase warrants. The Company also paid Canaccord an administration fee of $15,000 and issued 125,000 common shares, for a $250,000 corporate finance fee, and 146,250 warrants (the "Agent's Warrants"). Each Agent's Warrant is exercisable into a common share at an exercise price of $2.00 per share for a period of 18 months.

                  The fair value of the Agent's Warrants have been estimated using the Black-Scholes option pricing model. The assumptions used were: dividend yield - 0%; expected volatility - 78%; a risk-free interest rate of 4.08%; and an expected life of 18 months. The value assigned to the Agent's Warrants was $179,145. The Company also incurred additional share issue costs of $65,947 on this private placement.

                            ROCHESTER RESOURCES LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2008 AND 2007



9.       SHARE CAPITAL (continued)

         (c) During fiscal 2007 the Company completed a number of private placements, as follows:

                  (i) 2,000,000 units at a price of $0.90 per unit for gross proceeds of $1,800,000. Each unit comprised one common share and one share purchase warrant. Each warrant entitles the holder to purchase one additional common share at an exercise price of $1.15 per share on or before July 28, 2007 and $1.30 per share on or before July 28, 2008, subject to acceleration in certain circumstances. The Company incurred $18,623 of share issue costs associated with the private placement;

                  (ii) 700,456 units at a price of $1.15 per unit for gross proceeds of $805,524. Each unit comprised one common share and one share purchase warrant. Each warrant entitles the holder to purchase one additional common share at an exercise price of $1.40 per share on or before December 11, 2008. After June 30, 2007 the warrants are subject to a forced conversion provision once the Company's common shares trade in excess of $2.30 per share for 45 consecutive trading days. The Company incurred $45,213 of of share issue costs associated with the private placement;

                  (iii) 1,200,000 units at a price of $1.85 per unit for gross proceeds of $2,220,000. Each unit comprised one common share and one-half share purchase warrant. Each full warrant entitles the holder to purchase an additional common share at a price of $2.25 per share for a period of one year. The Company paid a commission of $155,400, administrative fee of $10,000 and share issue costs of $39,526; and

                  (iv) 700,000 units at a price of $2.50 per unit for gross proceeds of $1,750,000. Each unit comprised one common share and one share purchase warrant. Each warrant entitles the holder to purchase one additional common share at an exercise price of $2.75 per share on or before November 17, 2008. The Company incurred $9,775 of share issue costs associated with the private placement.

         (d) A summary of the number of common shares reserved pursuant to the Company's outstanding warrants at May 31, 2008 and 2007 and the changes for the years ending on those dates is as follows:

                                                               2008                            2007
                                                   ----------------------------    ----------------------------
                                                                     WEIGHTED                        WEIGHTED
                                                                      AVERAGE                         AVERAGE
                                                                     EXERCISE                        EXERCISE
                                                      NUMBER           PRICE          NUMBER           PRICE
                                                                         $                               $

                  Balance, beginning of year          2,363,458         1.90          1,282,000         0.90
                  Issued                              1,209,306         2.21          4,000,455         1.64
                  Exercised                            (532,510)        0.98         (2,864,247)        1.11
                  Expired                               (36,000)        0.80            (54,750)        2.00
                                                   ------------                    ------------
                  Balance, end of year                3,004,254         2.21          2,363,458         1.90
                                                   ============                    ============

                            ROCHESTER RESOURCES LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2008 AND 2007



9.       SHARE CAPITAL (continued)

                  The following table summarizes information about the number of common shares reserved pursuant to warrants outstanding at May 31, 2008:

                                        EXERCISE
                      NUMBER              PRICE                EXPIRY DATE
                                            $

                       700,000             2.75                November 17, 2008
                       499,949             1.40                December 11, 2008
                        74,999             2.25                February 2, 2009
                       520,000             2.25                February 12, 2009
                     1,000,000             2.25                April 25, 2009
                       209,306             2.00                April 25, 2009
                  ------------
                     3,004,254
                  ============

         (e) See also Note 18.


10.      STOCK OPTIONS AND STOCK-BASED COMPENSATION

         The Company has established a rolling stock option plan (the "Plan"), in which the maximum number of common shares which can be reserved for issuance under the Plan is 10% of the issued and outstanding shares of the Company. The exercise price of the options is set at the Company's closing share price on the day before the grant date, less allowable discounts in accordance with the policies of the TSX Venture Exchange. The options have a maximum term of five years.

         During fiscal 2008 the Company granted 1,254,000 (2007 - 2,425,000) stock options to the Company's directors, employees and consultants and recorded compensation expense of $1,255,910 (2007 - $2,425,000) on these stock options and $170,705 (2007 - $117,500) on stock options which vested.

         The fair value of stock options granted to directors, employees and consultants is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for the grants made during fiscal 2008 and 2007:
                                          2008                      2007

         Risk-free interest rate      2.71% - 4.71%             3.92% - 4.38%
         Estimated volatility           78% - 99%                103% - 116%
         Expected life              2 years - 3 years         3 years - 5 years
         Expected dividend yield            0%                        0%

         The weighted average fair value of stock options granted during fiscal 2008 to the Company's directors, employees and consultants was $1.00 (2007 - $1.05) per share .

         Option-pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company's stock options.

                            ROCHESTER RESOURCES LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2008 AND 2007



10.      STOCK OPTIONS AND STOCK-BASED COMPENSATION (continued)

         A summary of the Company's outstanding stock options at May 31, 2008 and 2007 and the changes for the years ending on those dates is as follows:

                                                               2008                            2007
                                                   ----------------------------    ----------------------------
                                                                     WEIGHTED                        WEIGHTED
                                                                      AVERAGE                         AVERAGE
                                                      OPTIONS        EXERCISE         OPTIONS        EXERCISE
                                                    OUTSTANDING        PRICE        OUTSTANDING        PRICE
                                                                         $                               $

         Balance, beginning of year                   2,582,000         1.57            720,000         0.62
         Granted                                      1,254,000         1.94          2,425,000         1.64
         Exercised                                     (383,000)        0.91           (463,000)        0.65
         Cancelled / expired                           (500,000)        1.88           (100,000)        0.80
                                                   ------------                    ------------
         Balance, end of year                         2,953,000         1.69          2,582,000         1.57
                                                   ============                    ============

         The following table summarizes information about the stock options outstanding and exercisable at May 31, 2008:

             NUMBER         NUMBER         EXERCISE
          OUTSTANDING     EXERCISABLE        PRICE            EXPIRY DATE
                                               $

               22,500          22,500         0.62            January 17, 2009
              150,000         150,000         1.40            November 24, 2009
            1,479,000       1,479,000         1.85            January 8, 2010
               50,000          33,333         2.15            February 14, 2010
              100,000               -         1.65            June 8, 2010
              274,000         274,000         1.65            June 12, 2010
              500,000         332,500         2.12            October 26, 2010
               80,000          80,000         2.30            November 16, 2010
              297,500         297,500         0.90            September 5, 2011
         ------------    ------------
            2,953,000       2,668,833
         ============    ============


11.      CONTRIBUTED SURPLUS

         The Company's contributed surplus as May 31, 2008 and 2007 is comprised of the following:
                                                       2008            2007
                                                         $               $

         Balance, beginning of year                   2,891,157         608,284
         Stock-based compensation on stock
            options (Note 10)                         1,426,615       2,542,500
         Stock options exercised                       (256,322)       (226,662)
         Stock-based compensation on agent's
            option and warrants                         179,145               -
         Agent's option and warrants exercised          (33,035)        (32,965)
                                                   ------------    ------------
         Balance, end of year                         4,207,560       2,891,157
                                                   ============    ============

                            ROCHESTER RESOURCES LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2008 AND 2007



12.      RELATED PARTY TRANSACTIONS

         (a) During fiscal 2008 and 2007 the Company was charged for various services provided by companies controlled by current and former directors and officers of the Company, as follows:

                                                       2008            2007
                                                         $               $

                  Accounting and administration          85,130               -
                  Management fees                        54,683          58,500
                  Professional fees                      61,565          78,466
                                                   ------------    ------------
                                                        201,378         136,966
                                                   ============    ============

                  These fees have been either expensed to operations or capitalized to mineral property interest based on the nature of the expenditures. As at May 31, 2008, accounts payable and accrued liabilities include $11,374 (2007 - $26,037) due to these related parties. These transactions were measured at the exchanged amount which was the amount of consideration established and agreed to by the related parties.

         (b)      Other  related  parties  are  disclosed   elsewhere  in  these
                  consolidated financial statements.


13.      INCOME TAXES

         Future income tax assets and liabilities of the Company as at May 31, 2008 and 2007 are as follows:
                                                       2008            2007
                                                         $               $
         Future income tax assets

         Losses carried forward                       2,835,100       2,401,600
         Share issue costs                              134,000         151,100
                                                   ------------    ------------
                                                      2,969,100       2,552,700
         Valuation allowance                         (2,969,100)     (2,552,700)
                                                   ------------    ------------
         Net future income tax asset                          -               -
                                                   ============    ============
         Future income tax liabilities

         Mineral properties                           4,098,760       4,300,000
                                                   ============    ============

         The recovery of income taxes shown in the consolidated statements of loss and comprehensive loss differs from the amounts obtained by applying statutory rates to the loss before provision for income taxes due to the following:
                                                       2008            2007
                                                         $               $
         Income tax rate reconciliation

         Combined federal and provincial
            income tax rate                              33.03%          34.12%
                                                   ============    ============

         Expected income tax recovery                 1,088,240       1,253,600
         Non-deductible stock-based compensation       (471,200)       (867,600)
         Other                                           74,700         (13,600)
         Unrecognized benefit of income tax losses     (490,500)       (372,400)
                                                   ------------    ------------
         Future income tax recovery                     201,240               -
                                                   ============    ============

                            ROCHESTER RESOURCES LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2008 AND 2007



13.      INCOME TAXES (continued)

         As at May 31, 2008 the Company has accumulated non-capital losses for income tax purposes of approximately $6.7 million for Canadian income tax purposes to offset against future income, expiring from 2009 through 2028. The Company also has accumulated non-capital losses of approximately $2.45 million (23.3 million pesos) for Mexican tax purposes.

         Future income tax benefits which may arise as a result of these losses have not been recognized in these financial statements as their realization is unlikely.


14.      SEGMENTED INFORMATION

         The Company operates in one industry segment, the acquisition, exploration and development of mineral interests. The Company's mineral operations are located in Mexico and its corporate assets are located in Canada.
                                   --------------------------------------------
                                                       2008
                                   --------------------------------------------
                                   IDENTIFIABLE                         NET
                                      ASSETS         REVENUES      INCOME (LOSS)
                                         $               $               $

         Mineral operations (Mexico) 34,760,993       9,353,785        (389,827)
         Corporate (Canada)             967,422          38,329      (2,703,421)
                                   ------------    ------------    ------------
                                     35,728,415       9,392,114      (3,093,248)
                                   ============    ============    ============

                                   --------------------------------------------
                                                       2007
                                   --------------------------------------------
                                   IDENTIFIABLE
                                      ASSETS         REVENUES        NET LOSS
                                         $               $               $
         Mineral operations (Mexico) 29,217,261               -        (113,548)
         Corporate (Canada)           1,553,303          46,622      (3,560,513)
                                   ------------    ------------    ------------
                                     30,770,564          46,622      (3,674,061)
                                   ============    ============    ============


15.      FAIR VALUE OF FINANCIAL INSTRUMENTS

         The fair values of financial instruments at May 31, 2008 and 2007 were estimated based on relevant market information and the nature and terms of financial instruments. Management is not aware of any factors which would significantly affect the estimated fair market amounts, however, such amounts have not been comprehensively revalued for purposes of these financial statements. Disclosure subsequent to the balance sheet dates and estimates of fair value at dates subsequent to May 31, 2008 and 2007 may differ significantly from that presented.

         Fair value approximates the amounts reflected in the financial statements for cash, amounts receivable and accounts payable and accrued liabilities due to their relative short periods to maturity. In addition, the fair value of long-term debt is approximated by their carrying amount as the debt bears a fair market rate of interest.

         The Company may be subject to currency risk due to the fluctuations of exchange rates between the Canadian dollar and other foreign currencies. However, the Company is not subject to significant interest and credit risks arising from these instruments.

                            ROCHESTER RESOURCES LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2008 AND 2007



16.      SUPPLEMENTAL CASH FLOW INFORMATION

         Non-cash activities were conducted by the Company during fiscal 2008 and 2007 as follows:

                                                                       2008            2007
                                                                         $               $

         Financing activities

         Issuance of common shares for acquisition of ALB                     -      10,500,000
         Long-term debt                                               1,332,257       2,197,388
         Issuance of common shares non-cash consideration               770,068         259,627
         Contributed surplus                                            (88,697)       (259,627)
         Share issue costs                                             (681,371)              -
                                                                   ------------    ------------
                                                                      1,332,257      12,697,388
                                                                   ============    ============
         Investing activities

         Additions to property, plant and equipment                  (1,332,257)        (29,727)
         Additions to mineral property interests                       (194,460)    (17,862,147)
                                                                   ------------    ------------
                                                                     (1,526,717)    (17,891,874)
                                                                   ============    ============
         Operating activities

         Increase in future tax liabilities                                   -       4,300,000
         Increase in asset retirement obligations                             -         570,682
         Increase in accounts payable and accrued liabilities           194,460         323,804
                                                                   ------------    ------------
                                                                        194,460       5,194,486
                                                                   ============    ============

         Other supplemental cash flow information:
                                                       2008            2007
                                                         $               $

         Interest paid in cash                          121,519         180,505
                                                   ============    ============

         Income taxes paid in cash                            -               -
                                                   ============    ============


17.      ASSET RETIREMENT OBLIGATION
                                                       2008            2007
                                                         $               $

         Balance, beginning of year                     590,894               -
         Initial estimated liability                          -         570,682
         Accretion                                       49,112          20,212
                                                   ------------    ------------
         Balance, end of year                           640,006         590,894
                                                   ============    ============

         The total undiscounted amount of estimated cash flows required to settle the Company's estimated obligation is $750,000 which has been discounted using a credit adjusted risk free rate of 8.5% and inflation rate of 4%. The reclamation obligation relates to the Mina Real Property. The present value of the reclamation liability may be subject to change based on management's current estimates, changes in remediation technology or changes to the applicable laws and regulations. Such changes will be recorded in the accounts of the Company as they occur.

                            ROCHESTER RESOURCES LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE YEARS ENDED MAY 31, 2008 AND 2007



18.      SUBSEQUENT EVENTS

         Subsequent to May 31, 2008 the Company completed a brokered private placement of 2,223,000 units, at a purchase price of $0.45 per unit, for gross proceeds to the Company of $1,000,350. Each unit comprises one common share of the Company and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share of the Company at an exercise price of $0.75 per share for a period of two years. The Company also paid the agent a commission of $80,028 and 177,840 agent's warrants (the Agent's Warrants"). Each Agent's Warrant is exercisable at an exercise price of $0.45 per share for a period of two years.

         The Company has also agreed to conduct a US$940,000 unsecured convertible debenture offering (the "Convertible Debentures") with the directors of the Company. To date the Company has received US $910,000. The Convertible Debentures will bear interest at a rate of 1% per month and will mature on December 31, 2010. The Convertible Debentures will be convertible at the election of the holders' into units, at a conversion price of $0.75 per unit, with each unit being comprised of one common share of the Company and one-half of one common share purchase warrant. Each whole warrant will entitle the holder to purchase one additional common share of the Company at an exercise price of $0.75 per share until December 31, 2010.

                            ROCHESTER RESOURCES LTD.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                         FOR THE YEAR ENDED MAY 31, 2008



The following Management's Discussion and Analysis ("MD&A") of Rochester Resources Ltd. ("Rochester" or the "Company") is prepared as at September 26, 2008 and should be read in conjunction with the Company's audited annual consolidated financial statements and accompanying notes for the years ended May 31, 2008 and 2007, which are available along with further information on the Company including any news releases and historical reports referred to in this MD&A on the SEDAR website at www.sedar.com. Those financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Except as otherwise disclosed, all dollar figures included therein and in the following management discussion and analysis ("MD&A") are quoted in Canadian dollars.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This MD&A contains certain forward looking statements that involve risks and uncertainties such as statements of the Company's plans, objectives, strategies, expectations, and intentions. The words "may", "would", "could", "will", "intend", "plan", "believe", "estimate", "expect" and similar expressions, as they relate to the Company, or its management, are intended to identify such forward looking statements. Many factors could cause the Company's actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward looking statements, including those factors discussed below and in filings made with the Canadian securities regulatory authorities. Should one or more of these risk factors or uncertainties materialize, or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The Company does not intend, and does not assume any obligation to update these forward looking statements.

COMPANY OVERVIEW

The Company is a junior gold/silver producer engaged in the production and the continued exploration and development of its Mina Real and Santa Fe Properties located in the State of Nayarit, Mexico. Nayarit is located in the Sierra Madre Occidental range, the most productive epithermal precious metal region in the world, which hosts the majority of Mexico's gold and silver deposits. The Company substantially completed the construction of a cyanidation processing plant at the end of December 2006. Initial milling operations commenced in January 2007 with the commissioning process being completed by May 31, 2007. The Company has, in a very compressed time frame, acquired, developed and brought into production a gold property in Mexico. The Company now has an operating mill which is generating cash flow from operations. The Company is also implementing an exploration and development program utilizing funds raised in the capital markets and cash flow from operations to define resources to support future mining and and production.

The Company is a reporting issuer in British Columbia, Alberta and Saskatchewan. The Company trades on the TSX Venture Exchange ("TSXV") under the symbol "RCT", the Frankfurt Stock Exchange Open Market under the trading Symbol "R5I" and on the Over the Counter Bulletin ("OTCBB") under the symbol "RCTFF". The Company is also registered with the U.S. Securities and Exchange Commission ("SEC") as a foreign private issuer under the Securities Act of 1934.

PROPERTY UPDATE

OVERVIEW

The Company holds a 100% interest in the Mina Real Property, a gold silver property comprising 7,358 hectares located in the state of Nayarit, Mexico, east of the capital city of Tepic. The Mina Real Property is held through the Company's wholly-owned subsidiary, Mina Real Mexico SA de CV ("Mina Real Mexico").

The Company also has an option agreement to acquire a 70% interest in the Santa Fe gold/silver property located immediately east of the Mina Real Property. The Santa Fe Property comprises one concession covering approximately 3,823 hectares. Compania Minera Santa Fe SA de CV was established to hold the Santa Fe concession and the Company holds a 70% interest in this entity. In addition the Company added to its land position by staking an additional 13,164 hectares adjacent to the Santa Fe concession.

OPERATIONS SUMMARY

The first year of operations for the Company have been a challenge. In regards to production, the Company has demonstrated the capacity to produce at 200 tonnes per day on an ongoing basis. Tonnage processed was 65,377 tonnes, only 1% below the target throughput of 66,000 tonnes.

The reason for not achieving our overall gold and silver production targets was due to the milling of lower grade material then budgeted. The Company has explained in each quarter the difficulties and problems experienced during the year. Overall the gold grade was 24% less than plan and the silver grade was 34% less than plan. This is also the year where we experienced delays in the negotiations to secure the surface rights to additional areas which we had planned to bring into production.

The Company tried to access the projected continuation of the Florida III vein system to the northwest of a small intrusive stock by drifting across the intrusive. This program was not successful in locating the continuation of the Florida 3 vein system and resulted in significant lost time and substantial costs. When the Company attempted to negotiate surface rights to allow access to the northern extensions from surface, the negotiations were protracted and difficult and as a result the Company could not access these new work areas within the planned timeframe. Ultimately the Company was able to negotiate and conclude agreements to acquire the land and is now able to implement a new work program.

The current program's objective is to make up some of the lost time and to restore production to the planned levels with more working faces allowing us to maintain mill feed and to control grades of gold and silver.

For the month of November, the Company plans to have three areas of exploration, development and preparation - Florida IV/Veta Nueva, Tajos Cuates and Macedo/El Gringo.

Florida IV and Veta Nueva will produce from the development of the veins and will have at least two stopes in production during the month of November.

Tajos Cuates: we will also obtain mineral from the development of the veins and will have two stopes in production for the month of December.

Macedo and El Gringo:  This area will only produce from developments.

Florida III will continue to produce on a limited basis from the three existing stopes.

The objective of this program is to have a stable production from November and control the 200 tonnes per day with 7.5 grams per tonne gold and 250 grams per tonne silver and, beginning in December, to increase the tonnage and grade through the mill. The success of this program is dependent on Company's ability to implement the above noted items.

In October, the Company will commence a structural geological study and in November the Company will commence a regional study to refine the property-wide geological model.

The cyanidation plant operated well through out the year, operating at better than planned levels. The cyanide neutralization system has worked very well.

Work is ongoing on the planned plant expansion to 300 tonnes per day. In early October the Falcon gravimetric concentrator will come on production and this is expected to substantially increase silver recoveries.

The new tailings dam is expected to be operational for the month of November.

The start-up of the new 10x10 ball mill is dependent on increasing production from the mine. At this time the work is substantially complete and there is little left to do before this new ball mill can be brought on line.

We have continued with our studies to combine different methods of recovery from the mill and we have obtained interesting results by combining gravity concentration and flotation. In approximately one month, the Company will have sufficient information to make a decision on what action to take.

Although the plant met all planned production parameters, the overall production of gold and silver was below plan due to lower grade material being produced from the mine.

For the year average gold recovery was 91.39% and silver recovery was 43.9%, these recovery rates from the plant were higher than what the Company had budgeted. The production of gold was 10,173 compared to the Company's target of 13,889 ounces. There were 107,149 of silver produced compared to the Company's target of 154,320 ounces.

There were a total of 12,109 ounces of gold equivalent produced compared to the Company's target of 16,975 ounces equivalent, a variation of 29% from what the Company had anticipated.

Had the Company been able to keep within the planned parameters of production, the cost of gold equivalent per ounce produced would have only been US $370 per ounce. The actual cost increased to US $784.81 per ounce equivalent, 53% more of what the Company had anticipated. The main reason was due to the low level of production of the mine. The actual cost per tonne was US $119.35 compared to planned cost of US $90.00 per tonne a negative variation of 24%.

A summary of operating statistics for the fourth quarter ended May 31, 2008 and the year ended May 31, 2008 are below:

--------------------------------------------------------------------------------
                             FOURTH QUARTER ENDED               YEAR ENDED
RESULTS                          MAY 31, 2008                  MAY 31, 2008
--------------------------------------------------------------------------------

Ore Processed                    15,456 tonnes                 65,377 tonnes
--------------------------------------------------------------------------------
Gold                           5.12 grams/tonne              6.08 grams/tonne
--------------------------------------------------------------------------------
Silver                        103.39 grams/tonne            131.10 grams/tonne
--------------------------------------------------------------------------------
Recovery Gold (%)                   92.65%                        91.39%
--------------------------------------------------------------------------------
Recovery Silver (%)                 39.22%                        43.94%
--------------------------------------------------------------------------------
Gold Produced                    2,010 ounces                  10,108 ounces
--------------------------------------------------------------------------------
Silver Produced                  20,656 ounces                107,149 ounces
--------------------------------------------------------------------------------
Gold Equivalent                  2,416 ounces                  12,109 ounces
--------------------------------------------------------------------------------
Developed Metres                  846 metres                   2,871 metres
--------------------------------------------------------------------------------
Samples Taken                        4,730                        15,481
--------------------------------------------------------------------------------
Diamond Drilling Metres          1,891 metres                  2,384 metres
--------------------------------------------------------------------------------
Access Road kilometres           4 kilometres                  10 kilometres
--------------------------------------------------------------------------------
Cost of Production              US $149.38/ton                US $119.35/ton
--------------------------------------------------------------------------------
Cost of Ounce Equivalent       US $922.26/ounce              US $784.81/ ounce
--------------------------------------------------------------------------------


                             YEAR ENDED MAY 31, 2008

--------------------------------------------------------------------------------
                                                                         DIFFER-
RESULTS                             ACTUAL              TARGET            ENCE
                                                                            %
--------------------------------------------------------------------------------

Tonnes Processed                65,377 tonnes        66,000 tonnes         -1%
--------------------------------------------------------------------------------
Gold (grams/tonne)                6.08 g/t              8.0 g/t            -24%
--------------------------------------------------------------------------------
Silver (grams/tonne)             131.10 g/t             200 g/t            -34%
--------------------------------------------------------------------------------
Gold Recovery (%)                  91.39%                 90%             +1.39%
--------------------------------------------------------------------------------
Silver Recovery (%)                43.94%                 40%             +3.94%
--------------------------------------------------------------------------------
Gold Produced                   10,173 ounces        13,889 ounces        -26.8%
--------------------------------------------------------------------------------
Silver Produced                107,149 ounces        154,320 ounces        -31%
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                                         DIFFER-
RESULTS                             ACTUAL              TARGET            ENCE
                                                                            %
--------------------------------------------------------------------------------
Equivalent Ounces Gold          12,109 ounces        16,975 ounces         -29%
--------------------------------------------------------------------------------
Development (m)                 2,871 metres          5,000 metres         -43%
--------------------------------------------------------------------------------
Samples Taken                      15,481                20,000            -25%
--------------------------------------------------------------------------------
Diamond Drilling (m)            2,384 metres          6,000 metres         -61%
--------------------------------------------------------------------------------
Road Access (km)                10 kilometres         5 kilometres         +50%
--------------------------------------------------------------------------------
Cost of Production Per Tonne   US $119.35/ton          US $90/ton          -24%
--------------------------------------------------------------------------------
Cost of Ounce Equivalent         US $784.81            US $370.00          -53%
--------------------------------------------------------------------------------
Sales Millions                    US $9.728            US $12.750          -24%
--------------------------------------------------------------------------------

SUMMARY OF MINING OPERATIONS

The production during the fourth quarter was 15,456 tonnes with an average grade of 5.12 grams of gold per tonne and 103.39 grams of silver per tonne. The production during the fourth quarter decreased from the previous quarter in tonnage and grade. There were 4% less tonnes and gold grade was 12% less and silver grade 33% less.

The principal reason for this low production was due to the decrease in the number of areas of working faces in the mine, a problem that has been seen throughout the year. When considering that all production is coming from a vein system, one must, to maintain production levels, have an ongoing program of 550 metres drift development per month. However this past year has seen developed only an average of 718 metres per quarter.

In the initial work plan for this fiscal year the Company considered a program to develop the Florida I, II and III veins in the north west zone which would have provided the Company with enough producing areas to maintain the ongoing requirements of development and preparation of mineral blocks that would sustain the continuation of production and assist in maintaining better control of gold and silver grades and dilution.

The Company encountered significant difficulties with the acquisition of the surface rights to the areas of interest which continued for well over a year and delayed the implementation of the aforementioned work program. The delay in accessing these areas resulted in fewer working areas giving rise to the poor operating results. The acquisition of the surface rights was finally completed towards year end but the delay had a significant impact on the Company's operating results.

The new development programs are now underway and the Company believes that the changes made will be reflected during the last quarter of calendar 2008, with improvements in the development parameters, and an increase in tonnage produced, with better gold and silver grades.

The diamond drill program which had been developed by the Company could not be completed as originally planned. The Company retained two drill contractors to drill from surface, both contractors encountered serious operational difficulties with the ground conditions in which we required drilling. The Company drilled 1,891 metres during the fourth quarter which represents an increase of 76% from the previous quarter (470 metres). The Company has started negotiations with contractors with more experience in our type of terrain and it is possible that the Company will start a new program during the third quarter of calendar 2008.

To compensate for the inability to complete the diamond drill program the Company implemented a program of mapping and sampling of the different outcrops of the Florida 1, 2 and 3 veins that are located to the NW and at the area parallel to the SW. Following the completion of the access roads (4 km), the Company commenced surface mapping and sampling programs with very encouraging results having discovered 13 new veins. The results from this program have been used by the Company in its model to define the potential of the area.

A total of 4,730 samples were taken from different areas including the known and new veins as well as within the areas of the underground workings.

The pace of both the development and of the exploration program is very important to maintain adequate workings to continue to provide the mill with material. This has also led the Company to implement an aggressive maintenance program especially for the scoop trams. The Company is also analyzing different methods to implement a development program of 1,000 metres per month. This would allow the Company to increase production with the development and commencement of work in new areas. This program scheduled for the last quarter of calendar 2008.

At the cyanidation plant, 15,456 tonnes were processed with a grade of 5.2 grams/tonne gold and 103.39 grams/tonne silver. All material produced from the mine was processed and there was no inventory left to process at the plant.

The gold recovery was 92.65%, increasing from the previous quarter by 0.4%. The silver recovery was 39.22%, decreasing by 21 % from the previous quarter. In the previous quarter the silver grade was 152.3 grams / tonne. The significant variance in grades is caused in part by the production problems at the mine. The plant has been operating very efficiently and there are no issues or concerns with increasing through put to the mill once the improvements in the mine plan are able to be realized.

During the quarter, production was 2,010 ounces of gold and 20,656 ounces of silver, being a total of 2,416 ounces of gold equivalent. As production decreased the cost per equivalent has increased during this quarter. The cost was US $922.26/oz being the highest cost during the year. The work programs now in place have the objective of reducing the costs to what management had budgeted being US $390.00 per equivalent ounce of gold.

Work is ongoing at the plant with the installation of the necessary equipment for the production increase to 300 tonnes per day. Increase in plant capacity will require additional capacity in the power line. A new transformer is on site and work is ongoing on the new electrical substation. The new 10 x 10 ball mill has been installed. The only components which have not been received are the new filters and this is expected by early October.

The Falcon gravimetric concentrator is expected to be in operation in early October. This is expected to have a significant impact on silver recoveries.

UPDATE ON MINERAL PROPERTIES

At this time the Company is producing from the Florida I, II and III veins.

Within the area of Florida I, II and III veins the Company has identified 13 veins, which are parallel to the Florida vein. During the first quarter of fiscal 2009, the Company will develop access to the Tajos Cuates vein an area which has been prepared for production and which will be a source of mill feed.

The development program for these veins was deferred until the Company had installed a Falcon concentrator that will allow the Company to increase the recovery from this higher grade mineralized material. The Company believes recovery of silver can be increased to between 70% and 80%.

In addition to this parallel system of veins, the Company has identified a perpendicular system of veins which have a different mineralogical composition. The area has been sampled and the results have varied from 1 gram of gold per tonne to as high as 200 grams of gold per tonne. The work completed to date indicates that there are areas which have the potential for free gold. To test the area further the Company is undertaking gravity concentration studies and plans to test the area by taking much larger bulk samples and processing through a pilot plant to determine the gold content.

The Company has identified an area of geological interest in the SE area of Florida, on the other side of the valley, that has been sampled and the values and characteristics of the mineral indicate that this zone is the continuation of the Florida system and area of parallel veins. Within this area, the Company has identified two areas of interest with sufficient information to undertake exploration and development of this zone. These areas are known as the Macedo vein and the El Gringo vein. The Company plans to build road access during October 2008.

UPDATE ON PROPERTY EXPLORATION

The Company operates in Mexico through two subsidiaries, Mina Real Mexico, which holds the Mina Real Property and Compania Minera Santa Fe, which holds the Santa Fe property.

Mina Real Mexico has four areas of exploration:

FLORIDA AREA: The Company has identified 16 veins, three known (Florida I, II and III), two currently under exploration and development (Florida IV and Veta Nueva). The Company is developing drifts and adits at three different levels at Florida IV and Veta Nueva. The Company is focussing its efforts in these areas as the work completed to date including trenching undertaken at the different surface areas indicate this is a prospective area which warrants development.

The Company is continuing with the development of the Florida IV and Veta Nueva veins for a distance of 800 metres in length to reach the center of the zone of interest. From that point, the Company will develop cross cuts, one of 700 metres and the other 600 metres in length, with the first intersection being located to the NW which will provide the Company with access to 13 veins that are located between Veta Nueva and Florida III NW. The second cross cut's objective is to intersect within the same level 5 parallel veins between Veta Nueva and Tajos Cuates.

MACEDO AREA: This zone is located to the SE of Florida and from the work done to date this area is thought to be the continuation of the vein system of the Florida area.

The Company has completed a trenching program with favourable sampling results that have identified two areas of interest. Macedo is a vein that has been identified from surface work and it continues for 1 kilometre. Within this area the Company has identified areas where the vein is 20 metres in width carrying gold and silver values and other areas where the width of the vein decreases to
1.5 to 2 metres width carrying gold and silver values. This information, according to our model, helps us to clearly determine the objections of our exploration and development programs. This will be one of the items to be studied in further detail by our consulting structural geologist, whom has been retained and who will be visiting the property in October.

The Gringo is another vein located in this zone where the Company has undertaken trenching and sampling of the old workings. The results showed that the area also has potential. The Company has identified other structures that are also interesting and which warrant further exploration.

TAJOS CUATES AREA: The Tajos Cuates area is extensive and comprises additional veins to the two veins that are currently under exploration. The Company staked further ground to the NE to protect the zone.

OTHER AREAS: The three areas previously mentioned above are where the Company is focussing its current activities. These areas cover approximately 40% of the Company's total land holdings. The Company has yet to undertake any work on the remaining 60% of the property, which has a similar geological setting.

SANTA FE: The Company is earning a 70 % interest in the Santa Fe property. The Company has focussed its work on three veins the Clavellinos, the Jonas and the Tajitos.

There are 15 known structures in the area, some of which have old workings and in general all have geological potential. This is another area that requires a structural geological study in order to define the elevation of the zone of interest and understand the movements of the blocks to determine the prospective areas. The Company is not currently doing any work in this area.

MINA REAL PRESENT AND FUTURE

In a very short period of time and with keeping the capital invested to a minimum the Company has made the transition from an exploration company to a development and production company. At May 31 2008 we completed one year of operations, going through some start up issues along the way. After one year of operations, we have gained better knowledge of the Company, its staff and everything that comes with managing the Company, working with various levels of government, the land, town and the geological environment where we have identified numerous veins and mineralized zones. Our operating team continues to make progress and we are confidant that we have the capacity to proceed forward and handle any technical, social and legal obstacles which may arise.

Our work to date has shown us the Mina Real property is a property of substantial merit and has the potential for long term production. The principal challenge for the Company is to find out how quickly we can convert this potential to resources and reserves that would allow us to grow.

The Cyanidation plant and the knowledge gained from processing material from the different mineralized zones has provided us with knowledge to consider different alternatives as to production processes which could be implemented with a minimum investment that could substantially increase the level of gold and silver production.

We have identified 37 veins in the area and all have geological potential however to date we have only developed 10 or 12 of these veins If we take into consideration the potential identified already within the area subjected to exploration that represents only 40% of the total land owned by the Company, it is reasonable to assume that considerable undiscovered potential remains for additional gold and silver deposits given that the area yet to be explored has a geological environment very similar to the one we are currently exploring and developing.

While the outlook remains positive, the delays encountered have put a strain on current operations and cash flow. We require improvements to the maintenance program for the mine production equipment to increase availability. We are also looking to more quickly develop access to new production areas and finish building the new tailings dam and filtration system.

Management has developed a plan to deal with these issues and quickly return to a positive cash flow. In order to guarantee the success of this plan the Company requires additional capital funding and improved cash flow from production. At this time the two sources of financing, the capital markets and operations are experiencing complications. It is very difficult given the current capital markets to complete financings and secondly, it will take the Company time to stabilize its operations which have been delayed even more with the upcoming rainy season and the damage it may cause to the roads.

Subsequent to year end in a very difficult market the company was able to secure some additional financing through a private placement and is working to complete further financings to secure additional funding of US $2 million. Delays in raising the money will delay the Company's ability to implement its development plans. The Company will be working to complete additional capital funding during the month of October to be able to implement these programs.

SANTA FE PROPERTY

The Company is earning a 70% interest in this property by agreeing to fund a development program. The Santa Fe Property covers 3,823 hectares and is located near the Mina Real Mine. At Santa Fe there exists a type of geological environment very similar to the one currently being developed in the Mina Real area.

During the year, the Company constructed approximately 8 kilometres of access roads with the purpose of reaching the various outcrops at different elevations which are considered to be of high priority for the exploration and development objectives. With the roads in place, the Company was able to cross cut the Clavellinos vein at various elevations.

In addition to the access roads, the Company completed a surface trenching program along 4 kilometres. The information obtained was sufficient to determine the exploration objectives with diamond drilling.

The Company drilled the first drill hole to cross cut the outcrop of the Clavellinos vein at 60 metres depth. The results were positive indicating that the width of the vein narrows but with higher values of gold and silver. The Company could not find the continuation of the vein on the second drill hole towards depth due to the system of fualts that exists in the area. The drill program was suspended due to poor ground conditions which did not allow the contractor to complete with the drill program.

Taking into consideration the information from the drill holes as well from the surface trenching and the road cross cuts, the Company has decided to undertake a structural geological study. This study will commence in October 2008. The Company is confidant that this will assist us in determining the areas with higher potential and develop a more focussed exploration program.

All of the work programs at Santa Fe were suspended at the end of the third quarter.

The Santa Fe property is seen as having significant geological opportunities. To date more than 17 veins have been located with only 50% of the area mapped to determine the mineralization of the area.

The Santa Fe area is seen as a future production property. At this time management's objective is to defer the exploration and development at Santa Fe until development and cash flow from Mina Real provides internal cash flow to fund costs.

SELECTED FINANCIAL DATA

The following selected financial information is derived from the audited annual consolidated financial statements of the Company prepared in accordance with Canadian GAAP.

                                   --------------------------------------------
                                                YEARS ENDED MAY 31,
                                   --------------------------------------------
                                       2008            2007            2006
                                         $               $               $
                                   ------------    ------------    ------------
OPERATIONS:

Revenues                              9,353,785             Nil             Nil
Cost of operations                   (7,963,615)            Nil             Nil
Depletion and amortization           (1,370,051)            Nil             Nil
Expenses(1)                          (3,426,983)     (3,534,642)       (742,150)
Other items                             112,376        (139,419)            895
Future income tax recovery              201,240             Nil             Nil
Net loss                             (3,093,248)     (3,674,061)       (741,255)
Basic and diluted income
   (loss) per share                       (0.10)          (0.19)          (0.17)
Dividends per share                         Nil             Nil             Nil

BALANCE SHEET:

Working capital                         610,464         768,740       3,536,076
Total assets                         35,728,415      30,770,564       4,971,556
Total long-term liabilities             693,429         615,193             Nil
Asset retirement obligation             640,006         590,894             Nil
Future income tax liabilities         4,098,760       4,300,000       4,300,000

                                   --------------------------------------------

(1) Includes non-cash stock-based compensation of $1,426,615 (2007 - $2,542,000; 2006 - $256,259), the calculation of which is based on using the Black-Scholes option pricing model using estimates and assumptions. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company's stock options.

The following selected financial information is derived from the unaudited interim consolidated financial statements of the Company prepared in accordance with Canadian GAAP.



                            -------------------------------------------------   -------------------------------------------------
                                               FISCAL 2008                                         FISCAL 2007
                            -------------------------------------------------   -------------------------------------------------
                             MAY 31/08    FEB 29/08    NOV 30/08    AUG 31/07    MAY 31/07    FEB 28/07    NOV 30/06    AUG 31/06
                                 $            $            $            $            $            $            $            $
                            ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------

OPERATIONS:

Revenues                     2,091,771    2,507,487    2,987,744    1,766,783          Nil          Nil          Nil          Nil
Cost of operations          (2,642,333)  (2,084,709)  (1,920,735)  (1,315,838)         Nil          Nil          Nil          Nil
Depletion and amortization    (622,410)    (248,301)    (261,933)    (237,407)         Nil          Nil          Nil          Nil
Expenses                      (616,150)    (533,379)  (1,329,371)    (948,083)    (732,976)  (2,039,218)    (640,911)    (121,537)
Other items                     (4,437)      93,210       50,585      (26,982)     142,406     (263,722)      (3,134)     (14,969)
Future income tax recovery     201,240          Nil          Nil          Nil          Nil          Nil          Nil           Nil
Net loss                    (1,592,319)    (265,692)    (473,710)    (761,527)    (590,570)  (2,302,940)    (644,045)    (136,506)
Basic and diluted loss
   per share                     (0.05)       (0.01)       (0.02)       (0.03)       (0.04)       (0.09)       (0.05)       (0.01)
Dividends per share                Nil          Nil          Nil          Nil          Nil          Nil          Nil          Nil

BALANCE SHEET:

Working capital                610,464    2,215,461    4,558,148      684,866      768,740    1,227,597    1,898,776    3,595,277
Total assets                35,728,415   35,555,850   34,657,344   30,539,200   30,770,564   23,019,599    7,765,911    6,531,028
Total long-term liabilities    693,429          Nil      125,100      368,740      615,193      936,000          Nil          Nil
Asset retirement obligation    640,006      627,387      615,217      603,447      590,894          Nil          Nil          Nil
Future income tax
   liabilities               4,098,760    4,300,000    4,300,000    4,300,000    4,300,000          Nil          Nil          Nil
                            -------------------------------------------------   -------------------------------------------------


RESULTS OF OPERATIONS

THREE MONTHS ENDED MAY 31, 2008 COMPARED TO THREE MONTHS ENDED MAY 31, 2007

During the three months ended May 31, 2008 (the "2008 Quarter") the Company reported a net loss of $1,592,319, compared to a net loss of $590,570 for the three months ended May 31, 2007 (the "2007 Quarter"), an increase in loss of $1,001,749. The quarters are not comparable as the Company was not in commercial production prior to June 1, 2007 and had no production in the 2007 Quarter.

YEAR ENDED MAY 31, 2008 COMPARED TO YEAR ENDED MAY 31, 2007

During fiscal 2008, the Company recorded a loss of $3,093,248 ($0.10 per share) compared to a loss of $3,674,061 ($0.19 per share) for fiscal 2007, a decrease in loss of $580,813. The fiscal years are not comparable as the Company was not in commercial production prior to June 1, 2007 and had no production in fiscal 2007. As a result, no depletion on mineral property interests or amortization on property, plant and equipment was taken until fiscal 2008.

The Company recognized net revenue during fiscal 2008 of $9,353,785 generated on the sale of 12,109 ounces of gold equivalent, for an average of $772.47 net revenue per ounce (net of royalty and treatment charges).


                            -----------------------   -----------------------   -----------------------   -----------------------
THREE MONTH PERIOD ENDING:        MAY 31, 2008           FEBRUARY 29, 2008         NOVEMBER 30, 2007          AUGUST 31, 2007
                            -----------------------   -----------------------   -----------------------   -----------------------
Ounces of gold equivalent            2,416 oz                  3,293 oz                  3,744 oz                  2,656 oz
                            -----------------------   -----------------------   -----------------------   -----------------------

                               TOTAL      PER OUNCE      TOTAL      PER OUNCE      TOTAL      PER OUNCE      TOTAL      PER OUNCE
                                 $            $            $            $            $            $            $            $
                            ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------

Net revenue                  2,091,771       865.80    2,507,487       761.46    2,987,744       798.01    1,766,783       665.20
Cost of operations           2,642,333     1,093.68    2,084,709       633.07    1,920,735       513.02    1,315,838       495.42
Depletion and amortization     622,410       257.62      248,301        75.40      261,933        69.96      237,407        89.39
                            -----------------------   -----------------------   -----------------------   -----------------------
Operating profit (loss)     (1,172,972)     (485.50)     174,477        52.99      805,076       215.03      213,538        80.39
                            -----------------------   -----------------------   -----------------------   -----------------------

All production from the mill is shipped and sold to MetMex Penoles SA de CV ("Penoles"), a major Mexican mining and processing company, at their smelter in Torreon, located approximately 1,000 kilometres from the mill. Pursuant to the Company's sales contract with Penoles, the Company is paid for 98.5% of the gold shipped and 97% of the silver shipped. The price paid by Penoles is based on the average of the closing London final for the month production is shipped. The Company initiated negotiations with an alternate buyer in order to obtain more favourable terms. An alternate buyer has been identified and terms have been settled but in order to implement the Company must finalize a transition arrangement with Penoles.

The cost of operations for fiscal 2008 comprise the following:
                                                                        $

Mine costs                                                          3,444,216
Mill costs                                                          3,054,235
Service department costs                                            1,465,164
                                                                   ----------
                                                                    7,963,615
                                                                   ==========

The service department costs include activities which provide services to both mine and mill departments.

General and administrative expenses for fiscal 2008 and 2007 are as follows:

                                                         2008         2007
                                                           $            $

Accounting and administrative                             85,130       75,455
Audit                                                     59,885       14,940
Consulting                                               208,819      108,515
Corporate development                                    182,877      137,916
General exploration                                      135,305      113,477

                                                         2008         2007
                                                           $            $

Insurance                                                 29,938            -
Investor relations                                       100,000       69,508
Legal                                                     28,929       14,080
Management fees                                                -       58,500
Office                                                   244,817       38,270
Regulatory fees                                           16,932       15,859
Rent                                                      14,968       10,500
Salaries and benefits                                    543,190       52,318
Shareholder costs                                         25,025       16,688
Transfer agent fees                                       15,885       19,511
Travel                                                   147,200       68,665
                                                      ----------   ----------
                                                       1,838,900      804,202
                                                      ==========   ==========

General and administrative expenses of $1,838,900 were reported in fiscal 2008, an increase of $1,034,698, from $804,202 in fiscal 2007. Specific expenses of note during fiscal 2008 as compared to fiscal 2007 are as follows:

    - accounting and administrative fees of $85,130 (2007 - $75,455) charged by Chase Management Ltd. ("Chase") a private corporation owned by Mr. Nick DeMare, a director of the Company;
    - consulting fees totalling $208,819 (2007 - $108,515) were paid, of which $61,565 (2007 - $78,466) were paid mainly to current and former directors and officers;
    - corporate development expenses of $182,877 (2007 - $137,916) for ongoing market awareness and promotional campaign and participation in several international investment conferences;
    - $100,000 (2007 - $36,000) was paid to Empire Communications inc. ("Empire") to provide investor relations services. During fiscal 2007, $33,508 was paid to Accent Marketing Limited ("Accent") to provide a market awareness campaign and investor relation activities in Europe. The agreement was terminated on November 23, 2007;
    - travel expenses of $147,200 (2007 - $68,665) for ongoing mine site visits to Mexico and participation in several international investment conferences;
    - incurred $29,938 (2007 - $nil) for director and officers' liability insurance for fiscal 2008;
    - audit fees of $59,885 (2007 - $14,940) were recorded. The increase is attributed to the change in the basis of recording audit fees;
    - during fiscal 2008, $54,683 was paid to the current President of the Company. During fiscal 2007 management fees totalling $58,500 were paid to the former President of the Company;
    - office expenses of $244,817 (2007 - $28,270) were incurred, of which $222,015 (2007 - $nil) was for costs associated with the mining office in Mexico; and
    - during fiscal 2008 salaries and benefits expense of $543,190 (2007 - $52,318) was paid, of which $494,589 (2007 - $nil) was mainly for the administrative staff in Mexico.

Interest income is generated from cash held with the Company's financial institution. During fiscal 2008, the Company reported interest and other income of $38,329 as compared to $46,622 during fiscal 2007. The decrease is attributed to higher levels of cash held during fiscal 2007.

During fiscal 2008 the Company recorded a total of $1,535,166 for additions to mineral property interests, of which $445,714 was attributed to acquisition and deferred exploration activities on the Santa Fe Property and $1,089,452 for deferred exploration and development activities on the Mina Real Project. Exploration, development and pre-production activities conducted in fiscal 2008 are described in "Exploration Projects" in this MD&A.

During fiscal 2008, the Company recorded a total of $3,798,167 for additions to property, plant and equipment of which $1,824,305 was for the purchase of land and $1,973,862 was for the purchase of plant and equipment, primarily mill and mining equipment for the expansion .

FINANCIAL CONDITION / CAPITAL RESOURCES

During fiscal 2008 the Company completed a 2,000,000 unit brokered private placement for gross proceeds of $4,000,000. In addition the company issued 915,510 common shares on the exercise of stock options and warrants for gross proceeds of $855,414. As at May 31, 2008, the Company had working capital of $610,464 compared to $768,740 as of May 31, 2007. The Company is continuing in its efforts to generate sufficient cash from its operations or raise funds to meet its ongoing liabilities as they fall due. There can be no assurance that the Company will be successful in its efforts, in which case the Company may be unable to meet its obligations. Should the Company be unable to realize on its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded on the balance sheet. In the event that the occasion arises, the Company may be required to obtain additional financing. The Company has relied solely on equity financing to raise the requisite financial resources. While it has been successful in the past, there can be no assurance that the Company will be successful in raising future financing should the need arise.

Subsequent to May 31, 2008 the Company completed a brokered private placement of 2,223,000 units, at a purchase price of $0.45 per unit, for gross proceeds to the Company of $1,000,350. Each unit comprises one common share of the Company and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share of the Company at an exercise price of $0.75 per share for a period of two years. The Company also paid the agent a commission of $80,028 and 177,840 agent's warrants (the Agent's Warrants"). Each Agent's Warrant is exercisable at an exercise price of $0.45 per share for a period of two years.

The Company has also agreed to conduct a US$940,000 unsecured convertible debenture offering (the "Convertible Debentures") with the directors of the Company. To date the Company has received US $910,000. The Convertible Debentures will bear interest at a rate of 1% per month and will mature on December 31, 2010. The Convertible Debentures will be convertible at the election of the holders' into units, at a conversion price of $0.75 per unit, with each unit being comprised of one common share of the Company and one-half of one common share purchase warrant. Each whole warrant will entitle the holder to purchase one additional common share of the Company at an exercise price of $0.75 per share until December 31, 2010.

CONTRACTUAL OBLIGATIONS

The following table summarizes the Company's contractual obligations as of May 31, 2008



                                         PAYMENTS DUE BY PERIOD
                            -------------------------------------------------
                             LESS THAN      1 TO     GREATER THAN
                              1 YEAR       2 YEARS      2 YEARS       TOTAL
                                 $            $            $            $
                            ----------   ----------   ----------   ----------
Contractual Obligations
   Long-term debt            1,115,457      543,792      149,637    1,808,886
                            ==========   ==========   ==========   ==========

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

PROPOSED TRANSACTIONS

The Company has no proposed transactions.

CRITICAL ACCOUNTING ESTIMATES

A detailed summary of all the Company's significant accounting policies is included in Note 2 to the May 31, 2008 audited consolidated financial statements.

CHANGES IN ACCOUNTING POLICIES

FINANCIAL INSTRUMENTS

Effective June 1, 2007 the Company adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1530, Comprehensive Income, Section 3251, Equity, Section 3855, Financial Instruments - Recognition and Measurement and
Section 3861, Financial Instruments - Disclosure and Presentation and Section 3865, Hedges. These sections apply to fiscal years beginning on or after October 1, 2006 and provide standards for recognition, measurement, disclosure and presentation of financial assets, financial liabilities and non-financial derivatives, and describe when and how hedge accounting may be applied. Section 1530 provides standards for the reporting and presentation of comprehensive income, which is defined as the change in equity, from transactions and other events and circumstances from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net income calculated in accordance with generally accepted accounting principles. A statement of comprehensive income has not been presented as no components of comprehensive income have been identified and therefore have notaffected the current or comparative period balances on the financial statements. Under these new standards, all financial instruments are classified into one of the following five categories: held for trading, held-to-maturity investments, loans and receivables, available for sale assets or other financial liabilities. All financial instruments, including derivatives, are included on the balance sheet and are measured at fair market value upon inception with the exception of certain related party transactions. Subsequent measurement and recognition of change in the fair value of financial instruments depends on their initial classification. Held-for-trading financial investments are measured at fair value and all gains and losses are included in operations in the period in which they arise. Available-for-sale financial instruments are measured at fair value with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet. Loans and receivables, investments held to maturity and other financial liabilities are measured at amortized cost using the effective interest method. Gains and losses upon inception, derecognition, impairment write downs and foreign exchange translation adjustments are recognized immediately. Transaction costs related to financings will be expensed in the period incurred.

Upon adoption of this new standard the Company has designated its cash as held-for-trading, which are measured at fair value. Amounts receivable are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost.

NEW ACCOUNTING PRONOUNCEMENTS

ASSESSING GOING CONCERN

The Accounting Standards Board ("AcSB") amended CICA Handbook Section 1400, to include requirements for management to assess and disclose an entity's ability to continue as a going concern. This section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.

FINANCIAL INSTRUMENTS

The AcSB issued CICA Handbook Section 3862, Financial Instruments - Disclosures, which requires entities to provide disclosures in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity's financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks. The principles in this section complement the principles for recognizing, measuring and presenting financial assets and financial liabilities in Section 3855, Financial Instruments - Recognition and Measurement, Section 3863, Financial Instruments - Presentation, and Section 3865, Hedges. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.

The AcSB issued CICA Handbook Section 3863, Financial Instruments - Presentation, which is to enhance financial statement users' understanding of the significance of financial instruments to an entity's financial position, performance and cash flows. This section establishes standards for presentation of financial instruments and nonfinancial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.

CAPITAL DISCLOSURES

The AcSB issued CICA Handbook Section 1535, which establishes standards for disclosing information about an entity's capital and how it is managed. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.

GOODWILL

In February 2008, the AcSB issued CICA Handbook Section 3064, Goodwill and Intangible Assets, which replaces Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and the recognition, measurement and presentation of intangible assets. Standards concerning goodwill are unchanged from the standards included in the previous
Section 3062. This section is effective for the Company on June 1, 2009.

The Company is currently assessing the impact of the above new accounting standards on the Company's financial position and results of operations.

INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")

In 2006 the AcSB published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended May 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011 the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

TRANSACTIONS WITH RELATED PARTIES

During fiscal 2008 and 2007 the Company was charged for various services provided by companies controlled by current and former directors and officers of the Company, as follows:
                                                         2008         2007
                                                           $            $

Accounting and administration                             85,130            -
Management fees                                           54,683       58,500
Professional fees                                         61,565       78,466
                                                      ----------   ----------
                                                         201,378      136,966
                                                      ==========   ==========

These fees have been either expensed to operations or capitalized to mineral property interest based on the nature of the expenditures. As at May 31, 2008, accounts payable and accrued liabilities include $11,374 (2007 - $26,037) due to these related parties. These transactions were measured at the exchanged amount which was the amount of consideration established and agreed to by the related parties.

RISKS AND UNCERTAINTIES

The Company competes with other mining companies, some of which have greater financial resources and technical facilities, for the acquisition of mineral concessions, claims and other interests, as well as for the recruitment and retention of qualified employees.

The Company is in compliance in all material regulations applicable to its exploration activities. Existing and possible future environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted. Before production can commence on any properties, the Company must obtain regulatory and environmental approvals. There is no assurance that such approvals can be obtained on a timely basis or at all. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations.

The Company's activities are conducted in Mexico. Consequently, the Company is subject to certain risks, including currency fluctuations and possible political or economic instability which may result in the impairment or loss of mining title or other mineral rights, and mineral exploration and mining activities may be affected in varying degrees by political stability and governmental regulations relating to the mining industry.

INVESTOR RELATIONS ACTIVITIES

The Company has an arrangement with Empire to provide investor relations services under which the Company is currently paying a monthly fee of $10,000. During fiscal 2008, the Company paid a total of $100,000 to Empire. On October 26, 2007, the Company granted Empire a further 35,000 options with an exercise price of $2.12 per share, subject to vesting provisions.

OUTSTANDING SHARE DATA

The Company's authorized share capital is unlimited common shares without par value. As at September 26, 2008, there were 35,055,061 issued and outstanding common shares. In addition there were 3,003,000 stock options outstanding at exercise prices ranging from $0.62 to $2.30 per share and 4,293,594 warrants outstanding, with exercise prices ranging from $0.80 to $2.75 per share.

                         CERTIFICATION OF ANNUAL FILINGS

                        VENTURE ISSUER BASIC CERTIFICATE



I, ALFREDO PARRA, CHIEF EXECUTIVE OFFICER OF ROCHESTER RESOURCES LTD., certify the following:

1. REVIEW: I have reviewed the AIF, if any, annual financial statements and annual MD&A, including for greater certainty all documents and information that are incorporated by reference in the AIF (together the annual filings) of Rochester Resources Ltd. (the issuer) for the financial year ended May 31, 2008.

2. NO MISREPRESENTATIONS: Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3. FAIR PRESENTATION: Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

Date:  September 29, 2008


/s/ ALFREDO PARRA
-----------------------
Alfredo Parra
Chief Executive Officer

--------------------------------------------------------------------------------

                                 NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are
in  place  to  provide   them  with   sufficient   knowledge   to  support   the
representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

--------------------------------------------------------------------------------

                         CERTIFICATION OF ANNUAL FILINGS

                        VENTURE ISSUER BASIC CERTIFICATE


I, JOSE MANUAL SILVA, CHIEF FINANCIAL OFFICER OF ROCHESTER RESOURCES LTD., certify the following:

1. REVIEW: I have reviewed the AIF, if any, annual financial statements and annual MD&A, including for greater certainty all documents and information that are incorporated by reference in the AIF (together the annual filings) of Rochester Resources Ltd. (the issuer) for the financial year ended May 31, 2008.

2. NO MISREPRESENTATIONS: Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3. FAIR PRESENTATION: Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

Date:  September 29, 2008


/s/ JOSE MANUAL SILVA
-----------------------
Jose Manual Silva
Chief Financial Officer

--------------------------------------------------------------------------------

                                 NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are
in  place  to  provide   them  with   sufficient   knowledge   to  support   the
representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

--------------------------------------------------------------------------------